TERYL RESOURCES CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Reader’s Note:

These unaudited interim consolidated financial statements for the six months ended November 30, 2009 have been prepared by management and have not been reviewed by the Company’s auditors.

TERYL RESOURCES CORP.

Statement 1

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

November 30

May 31

2009

2009

(Audited)

ASSETS

$

$

Current

Cash

53,597

6,185

Amounts receivable and prepaid expenses

28,247

17,817

81,844

24,002

Advances to Related Parties (Note 10)

117,376

90,529

Investments (Note 5)

1,181

867

Equipment (Note 6)

9,097

10,253

Mineral Property Interests (Note 8)

196,855

196,855

Deferred Exploration Expenditures (Note 8)

3,268,925

3,052,479

3,675,278

3,374,985

LIABILITIES

Current

Accounts payable and accrued liabilities

59,783

286,140

Advances from related parties (Note 10)

95,823

131,380

Liability component of convertible loan (Note 9)

34,097

-

189,703

417,520

SHAREHOLDERS’ EQUITY

Share Capital (Note 11)

Authorized:

100,000,000 common shares, voting, no par value

5,000,000 preferred shares, non-voting, $1 par value

Issued and outstanding:

60,408,854 (May 31, 2009 – 49,587,528) common shares

12,422,214

12,030,233

Equity Component of Convertible Loan (Note 9) – Statement 4

57,266

-

Share Subscriptions Received (Receivable) – Statement 4

(30,940)

115,875

Contributed Surplus – Statement 4

872,675

344,878

Accumulated Other Comprehensive Loss – Statement 4

(2,843)

(3,157)

Deficit – Statements 2 and  4

(9,832,797)

(9,530,364)

3,485,575

2,957,465

3,675,278

3,374,985

Nature of Operations and Going Concern (Note 1) and Subsequent Events (Note 15)

Approved on behalf of the Board of Directors:

  “John Robertson”

   Director

  “Jennifer Lorette”

  Director

The accompanying notes are an integral part of these interim consolidated financial statements.

(1)

TERYL RESOURCES CORP.

Statement 2

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Three months

Three months

Six months

Six months

ended

ended

ended

ended

November 30

November 30

November 30

November 30

2009

2008

2009

2008

$

$

$

$

General and Administrative Expenses

Amortization of equipment

578

758

1,156

1,515

Bad debts

(18)

-

810

-

Filing and regulatory fees

6,983

2,875

8,076

6,914

Foreign exchange (gain) loss

15,853

(4,369)

5,836

(55)

Management and directors’ fees

44,320

30,129

68,830

52,487

Office and sundry

4,804

5,837

9,226

8,440

Office rent and utilities

5,149

3,816

8,779

6,851

Oil and gas production, royalties and other

6,829

2,959

7,008

9,464

Professional fees

16,744

30,567

21,509

45,237

Publicity, promotion and investor relations

76,867

29,044

101,079

83,313

Secretarial and employee benefits

13,596

10,649

26,086

21,088

Stock-based compensation

13,579

-

13,579

-

Telephone

3,140

3,700

4,975

6,531

Transfer agent fees

2,803

6,658

4,123

7,625

Travel, auto and entertainment

11,014

7,161

18,477

14,306

Operating Loss

(222,241)

(129,784)

(299,549)

(263,716)

Other Income (Expenses)

Miscellaneous income

1,670

4,981

2,677

12,854

Interest income

2

966

12

1,457

Interest expense

(1,771)

-

(2,382)

-

Recoverable expenditures

-

-

-

26,577

Exploration expenditures written off (Note 8)

6,701

(6,538)

(3,191)

(13,260)

6,602

(591)

(2,884)

27,628

Net Loss for the Period

(215,639)

(130,375)

(302,433)

(236,088)

Unrealized gains on available-for-sale investments

(Note 5)

141

(1,382)

314

(1,732)

Comprehensive Loss for the Period

(215,498)

(131,757)

(302,119)

(237,820)

Loss per Share – Basic and Diluted

(0.004)

(0.003)

(0.005)

(0.005)

Weighted Average Number of Common Shares

Outstanding, Basic and Diluted

58,852,600

49,587,528

55,816,720

49,587,528

The accompanying notes are an integral part of these interim consolidated financial statements.

(2)

TERYL RESOURCES CORP.

Statement 3

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Three months

Three months

Six months

Six months

ended

ended

ended

ended

November 30

November 30

November 30

November 30

2009

2008

2009

2008

$

$

$

$

Cash flows from operating activities

Net loss for the period

(215,639)

(130,375)

(302,433)

(236,088)

Items not affecting cash

Amortization of equipment

578

758

1,156

1,515

Stock-based compensation

13,579

-

13,579

-

Changes in non-cash working capital items

Amounts receivable and prepaid expenses

6,123

58,572

(10,430)

44,614

Accounts payable and accrued liabilities

(110,251)

(45,332)

(226,357)

(33,938)

(305,610)

(116,377)

(524,485)

(223,897)

Cash flows from investing activities

Deferred exploration expenditures (Note 8)

-

-

(249,664)

-

Recovery of mineral property costs (Note 8)

42,154

-

33,218

-

42,154

-

(216,446)

-

Cash flows from financing activities

Advances from (to) related parties

(29,288)

59,440

(62,404)

30,825

Proceeds from convertible loan

-

-

91,363

-

Share issuance costs

(23,186)

-

(62,153)

-

Share capital issued for cash, net

250,256

-

821,537

-

197,782

59,440

788,343

30,825

Effect of foreign exchange on cash balances

-

(6,000)

-

(6,000)

(Decrease) increase in cash

(65,674)

(62,937)

47,412

(199,072)

Cash, beginning of period

119,271

79,159

6,185

215,294

Cash, end of period

53,597

16,222

53,597

16,222

Supplementary disclosure of cash flow information:

Fair market value of options exercised

792

-

792

-

The accompanying notes are an integral part of these consolidated financial statements.

(3)

TERYL RESOURCES CORP.

Statement 4

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions      Convertible   Contributed    Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2006

39,468,188    10,624,107

69,972

-

169,401

-     (7,467,455)

3,396,025

Shares   issued   for   cash

upon:

Exercise of warrants

100,000

20,000

-

-

-

-

-

20,000

      Private placements

1,194,340

179,151

-

-

-

-

-

179,151

Shares issued for mineral

properties

100,000

16,000

-

-

-

-

-

16,000

Stock-based

compensation

-

-

-

-

116,353

-

-

116,353

Foreign exchange

adjustments on

subscriptions received

-

-

28

-

-

-

-

28

Net loss for the year

-

-

-

-

-

-

(465,540)

(465,540)

Balance, May 31, 2007

40,862,528    10,839,258

70,000

-

285,754

-     (7,932,995)

3,262,017

Revaluation of

investments to Market

value at June 1, 2007

-

-

-

-

-

(1,169)

-(1,169)

Unrealized losses on

available-for-sale

investments

-

-

-

-

-

(649)

-  (649)

Subscriptions refunded

-

-

(70,000)

-

-

-

-(70,000)

Shares issued for cash

upon:

Exercise of stock

options

10,000

1,500

-

-

-

-

-

1,500

      Private placements

8,715,000      1,307,250

-

-

-

-

-

1,307,250

Share issuance costs

-

(90,842)

-

-

-

-

-(90,842)

Stock-based

compensation

-

-

-

-

21,311

-

-

21,311

Fair value of brokers’

warrants granted

-

(25,339)

-

-

25,339

-

-

-

Net loss for the year

-

-

-

-

-

-     (1,142,796)

(1,142,796)

Balance, May 31, 2008

49,587,528    12,031,827

-

-

332,404

(1,818)    (9,075,791)

3,286,622

Unrealized losses on

available-for-sale

investments

-

-

-

-

-

(1,339)

-(1,339)

Share subscriptions

received

-

-

115,875

-

-

-

-

115,875

Share issuance costs

-

(1,594)

-

-

-

-

-(1,597)

Stock-based

compensation

-

-

-

-

12,474

-

-

12,474

Net loss for the year

-

-

-

-

-

-

(454,573)

(454,573)

Balance, May 31, 2009

49,587,528    12,030,233

115,875

-

344,878

(3,157)    (9,530,364)

2,957,465

The accompanying notes are an integral part of these consolidated financial statements.

(4)

TERYL RESOURCES CORP.

Statement 4, continued

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Share Capital

Equity

Component

Accumulated

Share

of

Other

Subscriptions      Convertible   Contributed    Comprehensive

Amount

Received

Loan

Surplus

Loss

Deficit

Total

Number

$

$

$

$

$

$

$

Balance, May 31, 2009

49,587,528    12,030,233

115,875

-

344,878

(3,157)    (9,530,364)

2,957,465

Unrealized gains on

available-for-sale

investments

-

-

-

-

-

314

-

314

Shares issued for cash

upon:

Exercise of stock

options

12,500

1,250

-

-

-

-

-

1,250

Fair value of options

exercised

-

792

-

-

(792)

-

-

-

Private placements

10,808,826

967,102

(146,815)

-

-

-

-

820,287

Share issuance costs

-

(62,153)

-

-

-

-

-(62,153)

Fair value of warrants

granted

-

(515,010)

-

-

515,010

-

-

-

Equity component of

convertible loan

-

-

-

57,266

-

-

-

57,266

Stock-based

compensation

-

-

-

-

13,579

-

-

13,579

Net loss for the period

-

-

-

-

-

-

(302,433)

(302,433)

Balance, November 30,

2009

60,408,854    12,422,214

(30,940)

57,266

872,675

(2,843)    (9,832,797)

3,485,575

The accompanying notes are an integral part of these consolidated financial statements.

(5)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

1.    NATURE OF OPERATIONS AND GOING CONCERN

Teryl  Resources  Corp.  (the  “Company”)  is  a  public  company  incorporated  under  the  British  Columbia  Business

Corporations Act on July 16, 1985.  Its shares are listed on the TSX Venture Exchange (“TSXV”).  The Company

makes  expenditures on acquiring mineral properties and carries out exploration work.   It also acquires oil and gas

property interests and participates in drilling wells.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Several adverse conditions cast substantial doubt on the validity of this assumption.  The Company continues to incur operating losses,

has  limited  financial  resources,  limited  sources  of  operating  cash  flow,  and  no  assurances  that  sufficient  funding,

including adequate financing, will be available to conduct further exploration and development of its mineral property projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to complete its mineral projects by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of its mineral interests.  The Company has a working capital deficiency of

$107,859 (May 31, 2009 – working capital of $393,518) and has incurred a loss of $302,433 in the six month period

ended  November  30,  2009  (2008  -  $236,088).   These  unaudited  interim  consolidated  financial  statements  do  not include adjustments that would be necessary should it be determined that the Company may be unable to continue as a going concern.

If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the  carrying  values  of  assets,  liabilities,  reported  income  and  expenses  and  the  balance  sheet  classifications  used.

Such adjustments could be material.

2.    BASIS OF CONSOLIDATION AND PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries, Argon

Investment Corporation (inactive) and Teryl, Inc.  Intercompany balances have been eliminated upon consolidation.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at May 31, 2009.

(6)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

3.    CHANGES IN CANADIAN ACCOUNTING POLICIES

Accounting policies implemented effective June 1, 2008

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  3862,  “Financial  Instruments  –  Disclosures”

(“Section 3862”) and Section 3863, “Financial Instruments – Presentation” (“Section 3863”).  Section 3862 requires disclosure of detail by financial asset and liability categories.  Section 3863 establishes standards for presentation of

financial  instruments  and  non-financial  derivatives.    Section  3863  deals  with  the  classification  of  financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest,

dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.  See

Note 4 for additional details.

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  1535,  “Capital  Disclosures”.    This  section

establishes standards for disclosing information about an entity’s objectives, policies, and processes for managing capital.  See Note 14 for additional details.

On June 1, 2009, the Company adopted CIBC Handbook Section 3064, “Goodwill and Intangible Assets” (“Section

3064”),  which  replaces  Handbook  Section  3062,  “Goodwill  and  Other  Intangible  Assets”  (“Section  3062”)  and

Handbook Section 3450, “Research and Development Costs”).  Various changes have been made to other sections of the CICA Handbook for consistency purposes.  Section 3064 establishes standards for the recognition, measurement,

presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Company has evaluated the new  section  and  determined  that  adoption  of  these  new  requirements  will  have  no  impact  on  the  Company’s consolidated financial statements.

4.  RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In  October  2008,  the  CICA  issued  Handbook  Section  1582,  “Business  Combinations”,  which  establishes  new standards  of  accounting  for  business  combinations.  This  is  effective  for  business  combinations  for  which  the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

The Company is considering early adoption to coincide with the adoption of IFRS. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In October 2008, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and Section 1602,

“Non-controlling  Interests”,  to  provide  guidance  on  the  preparation  of  consolidated  financial  statements  and accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning  on  or  after  January  2011.  This  adoption  is  not  expected  to  have  an  impact  on  the  Company’s  financial position, earnings or cash flows.

In  January  2009,  the  CICA  approved  EIC-173,  “Credit  Risk  and  the  Fair  Value  of  Financial  Assets  and  Financial

Liabilities.” This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken  into  account  in  determining  the  fair  value  of  financial  assets  and  financial  liabilities  including  derivative instruments. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

(7)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare  financial  statements  in  accordance  with  IFRS  for  interim  and  annual  financial  statements  for  fiscal  years beginning on or after January 1, 2011.  The Company is assessing the impact of the conversion from GAAP to IFRS on the financial statements and will develop a conversion implementation plan.

5.   MANAGEMENT OF FINANCIAL RISK

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, receivables, investments, advances to and from related parties,

and accounts payable and accrued liabilities.

Cash  is  designated  as  “held-for-trading”  and  measured  at  fair  value.   Receivables  are  designated  as  “loans  and

receivables”.   Investments  are  designated  as  “available-for-sale”.   Accounts  payable  and  accrued  liabilities  are

designated as “other financial liabilities”.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity.  Investments are recorded at fair value based on quoted market prices at the balance sheet date.

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars.  Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The  operating  results  and  the  financial  position of the Company  are reported in Canadian dollars.   Fluctuations in

exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

Accounts

payable and

accrued

US Dollars

Cash

liabilities

November 30, 2009

$

141    $

2,536

May 31, 2009

$

1,210    $

106,319

At November 30, 2009, with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by +/- $931.

(8)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The Company is exposed to market risk arising from its investments in and holdings of marketable equity securities.

Marketable securities are classified as available-for-sale.  The Company intends to liquidate the marketable securities

when  market  conditions  are  conducive  to  a  sale  of  these  securities.   At  November  30,  2009,  with  other  variables

unchanged, a +/- 10% change in equity prices would increase/decrease pre-tax loss by +/- $42.

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk

The Company has no recent history of profitable operations and its present business is at an early stage.  As such, the

Company  is subject to many  risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources, and the lack of revenues.  The Company has no investments in asset backed commercial paper.

In  order  to  finance  the  Company’s  exploration  programs  and  to  cover  administrative  and  overhead  expenses,  the

Company  raises  money  through  equity  sales,  from  the  exercise  of  convertible  securities,  and  from  the  sale  of investments.  There can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable.  Many factors influence the Company’s ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company’s track record,

and the experience and calibre of its management.

5.    INVESTMENTS

At November 30, 2009 the Company owned 15,880 (May 31, 2009 – 15,880) common shares of Linux Gold Corp., a company with directors in common.

The  Company  classifies  its  investments  as  available-for-sale,  with  revaluation  gains  and  losses  recognized  in accumulated other comprehensive income (loss) and other-than-temporary losses recognized in net income (loss).  As of November 30, 2009, investments were measured at a fair value of $1,181 (May 31, 2009 - $867) and resulted in an unrealized gain of $314 during the six month period ended November 30, 2009 (2008 – unrealized loss of $1,732).

(9)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

6.    EQUIPMENT

November 30

May 31

2009

2009

$

$

Furniture and fixtures – at cost

27,010

27,010

Less: Accumulated amortization

(20,132)

(19,367)

6,878

7,643

Automotive equipment – at cost

15,531

15,531

Less: Accumulated amortization

(13,312)

(12,921)

2,219

2,610

9,097

10,253

7.    OIL AND GAS WELL INTERESTS

The  Company  owns  a  6.5%  working  interest  (4.680%  net  revenue  interest)  in  the  Peters  No.  1  Well,  in  Fayette

County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and

Herrmann  #4  wells,  located  in  Burleson  County,  Texas.   The  carrying  cost  of  these  wells  has  been  completely depleted.

The Company entered into agreements with IAS Energy, Inc., a company with common directors, to purchase 40%

interests  (subject  to  40%  net  revenue  interests  to  others)  on  May  18,  2006,  in  the  Ken  Lee  #1  natural  gas  well  for

$103,045 ($92,500 US), on June 8, 2006, in the Elvis Farris #2 natural gas well for $104,461 ($92,500 US) and on

July 31, 2006, in the Clarence Bright #1 natural gas well for $104,673 ($92,500 US).  All three wells are located in

Knox and Laurel Counties, Kentucky.  The three wells commenced production late in 2006.  During the May 31, 2008 year end, the Company  wrote off the carrying costs of the wells to $Nil, since the wells have no proven economic reserves.

(10)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

8.    MINERAL PROPERTY INTERESTS

Balance

Balance

May 31

Write-      November 30

2009

Additions

Offs

2009

$

$

$

$

Property acquisition costs

Silverknife

1

-

-

1

Fish Creek

49,538

-

-

49,538

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

196,855

-

-

196,855

Balance

Balance

May 31

Write-

May 31

2008

Additions

Offs

2009

$

$

$

$

Property acquisition costs

Silverknife

1

-

-

1

Fish Creek

49,538

-

-

49,538

West Ridge

116,189

-

-

116,189

Gil Venture

31,127

-

-

31,127

196,855

-

-

196,855

Silverknife, Laird, BC, Canada

Pursuant to agreements between Reg Technologies Inc. (“Reg”), SMR Investments Ltd. (“SMR”), Rapitan Resources

Inc.  (“Rapitan”),  and  Chevron  Minerals  Ltd.  (“Chevron”),  the  Company  acquired  a  30%  working  interest  in  the

Silverknife mineral claims, situated in the Liard Mining Division in the Province of British Columbia, subject to a

10%  Net Profit Royalty  to Rapitan and a 1% Net Smelter Returns to SMR.   The Company  has written down their

acquisition costs to $1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

Fish Creek, Fairbanks, Alaska, USA

The Company and Linux Gold Corp. (“Linux”) entered into an agreement on March 5, 2002, whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims, located in the Fairbanks district of Alaska, USA, by expending  $500,000  US  within  three  years  and  issuing  200,000  common  shares  (issued  on  December  16,  2002 at

$0.08 per share). An additional 100,000 shares were issued on February 14, 2007 at $0.16 per share in payment of an extension of the expenditure date to March 5, 2007, which was further extended to March 5, 2010. Linux will have a

5%  Net  Royalty  Interest  until  the  Company  pays $2,000,000 US and or back-in for 25% working interest prior to production.

(11)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Gold Hill, Cochise County, Arizona, USA

On June 10, 2006, the Company and Frederic & John Rothermel (the “Vendors”) entered into an agreement whereby the  Company  purchased  a  100%  interest  in  the  Gold  Hill  Patented  Claim  Group  (7  claims)  located  in  the  Warren

Mining District, Cochise County, Arizona, USA,  that are subject to a 10% Net Profit Royalty to the Vendors, for the following considerations:

     $5,655  ($5,000  US)  for  a 90 day  option and $11,268 ($10,000 US) to complete a due diligence within 90 days (paid),

     $38,244 ($36,000 US) paid during 2008 and 2007 to the Vendors, with $6,000 US to be made each quarter

(all required quarterly payments have been made),

     complete a $50,000 US first phase exploration program conducted by the Vendors,

     $250,000 US per year upon commencement of production.

A further 28 claims were staked in the Company’s name for a cost of $5,538 ($5,214 US).  The Company elected to terminate its agreement with the Vendors on May 31, 2008 as to the original 7 patent claims and to abandon the other

28 claims; accordingly, $60,705 in property costs and $213,184 in exploration costs were written off at May 31, 2008.

 Additional exploration expenditures of $13,570 were written off during the 2009 fiscal year.

West Ridge, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company earned a 100% interest in the West Ridge mineral properties (approxi-

mately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.  The Company has been conducting an exploration program over the past few years.

Gil Venture, Dome Creek, Alaska, USA

Pursuant to various agreements, the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area

of  Fairbanks  District  of  Alaska.   On  May  31,  1991,  the  Company,  NERCO  Exploration  Company  and  Fort  Knox

Venture entered into an agreement, which granted the Company a 20% participating interest in the claims.  Under the agreement,  Fort  Knox  Venture  paid  the  Company  cash  and  funded  approved  programs,  earning  them  an  80%

participating interest in the property, with the Company retaining a 20% participating interest. Fort Knox Venture,

through its operator Fairbanks Gold Mining, Inc., was doing exploration work on this property.  No expenditures were made in 2007.  An exploration program was completed in late 2008, and the 2009 exploration program commenced in

March 2009.

(12)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Deferred Exploration Expenditures

November 30

May 31

2009

2009

$

$

West Ridge Claims

Mining claims

8,666

-

8,666

-

Gil Venture Claims

Drilling

240,998

120,241

240,998

120,241

Gold Hill Claims

Travel, maps and rent

-

15,857

-

15,857

Exploration expenditures for the year

249,664

136,098

Exploration expenditures recovered or written off

Recovery of expenditures

(33,218)

-

Expenditures written off

-

(15,857)

216,446

120,241

Exploration expenditures – beginning of period

3,052,479

2,932,238

Exploration expenditures – end of period

3,268,925

3,052,479

9.    CONVERTIBLE LOAN PAYABLE

On July 15, 2009, the Company entered into two promissory note agreements with a related party for $60,000 and

US$27,000 to be paid on or before June 30, 2010.  The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.  The principal amounts are convertible into shares of the Company at $0.20 per share upon regulatory approval.  As at November 30, 2009, the debt component of the convertible loan was valued at $34,097 and the the equity component of the convertible loan was valued at $57,266 (2008 - $nil).

As of November 30, 2009, $2,367 (2008 - $nil) of interest has been paid to the lender.

(13)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

10.   ADVANCES TO/ FROM RELATED PARTIES

Amounts  due  to/  from  related  parties  are  unsecured,  non-interest  bearing  and  have  no  fixed  terms  of  repayment.

Unless  otherwise  indicated,  the  following  table  represents  companies  controlled  by  the  President  and  CEO  of  the

Company or companies where he is the President and CEO.

Advances to related parties:

November 30

May 31

2009

2009

$

$

International Diamond Syndicate Ltd.

1

1

IAS Energy, Inc.

24,821

29,821

Imaging Technologies Inc.

54

-

Linux Gold, Inc.

71,171

46,649

Reg Technologies Inc.

15,729

14,058

SMR Investments Ltd.

5,600

-

117,376

90,529

Advances from related parties:

November 30

May 31

2009

2009

$

$

Information-Highway.com, Inc.

24,146

28,146

JGR Petroleum, Inc.

25,078

24,456

John Robertson

16,770

19,308

KLR Petroleum

5,990

23,534

Rainbow Networks Inc.

23,839

23,531

REGI US, Inc.

-

12,405

95,823

131,380

11.    SHARE CAPITAL

Authorized share capital consists of:

100,000,000 voting common shares with no par value

5,000,000 non-voting preferred shares with $1 par value

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred

Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval.  No Preferred Shares have been issued to the date of these financial statements.

On August 30, 2007, the Company issued 2,715,000 units of capital stock pursuant to a Private Placement with 36 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable for

$0.20 per share in the first year and $0.25 per share in the second year.

(14)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

On February 14, 2008, an employee exercised stock options for 10,000 shares at a price of $0.15 per share.

On February 22, 2008, the Company issued 6,000,000 units of capital stock pursuant to a Private Placement with 77 placees at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable within

one  year  for  $0.20  per  share.   238,400  broker’s  share  purchase  warrants  were  issued  as  commissions  valued  at

$25,339, which has been recorded in contributed surplus  on the balance sheet. The broker’s warrants were valued using  the  Black-Scholes  option  pricing  model  with  the  following  assumptions:  risk-free  interest  rate  of  1.84%,

dividend yield of $nil, volatility of 99.05%, and expected life of 1 year.

On  June  8,  2009,  the  Company  issued  2,120,000  units  of  capital  stock  pursuant  to  a  Private  Placement  with  eight placees at a price of $0.075 per unit.  Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $0.10 per share.  Finders’ fees in connection with this non-brokered private placement were $3,675. As at May 31, 2009, the Company received had $115,875 in share subscriptions.

On August 18, 2009, the Company issued 7,042,092 units of capital stock pursuant to a Private Placement with 41

placees  at  a  price  of  $0.075  per  unit.   Each  unit  consists  of  one  common  share  and  one  share  purchase  warrant exercisable within one year for $0.10 per share and within two years for $0.15 per share.  Finders’ fees in connection with this non-brokered private placement were $34,478.

On November 25, 2009, the Company issued 1,646,734 units of capital stock pursuant to a Private Placement with 20

placees at a price of $0.17 per unit.   Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $0.22 per share.  Finders’ fees in connection with this non-brokered private placement were $16,521.

There was an additional $7,479 paid for filing fees in relation to the three financings completed during the six month period.

Stock Options

The  Company  has  a  stock  option  plan  to  issue  up  to  10%  of  the  issued  common  shares  to  certain  directors  and employees.  All options granted under the plan vest immediately upon grant, but are subject to the following exercise conditions:

i)     Up  to  25%  of  the  options  may  be  exercised  at  any  time  during  the  term  of  the  option;  such  initial  exercise  is referred to as the “First Exercise”;

ii)   The second 25% of the options may be exercised at any time after 90 days from the date of the First Exercise;

such second exercise is referred to as the “Second Exercise”;

iii)  The third 25% of the options may be exercised at any time after 90 days from the date of the Second Exercise;

such third exercise is referred to as the “Third Exercise”; and

iv)   The fourth and final 25% of the options may  be exercised at any  time after 90 days from the date of the Third

Exercise.

(15)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

The following is a summary of the Company’s stock option activities during the six month period ended November

30, 2009:

Weighted

Average

Number of

Exercise

Options

Price

$

Balance – May 31, 2009

1,825,000

0.160

Granted

325,000

0.185

Exercised

(12,500)

0.100

Balance – November 30, 2009

2,137,500

0.160

The following share purchase options were outstanding at November 30, 2009:

Remaining

Number of

Exercise

Number    Contractual

Options

Expiry Date

Price

of Options

Life

Exercisable

$

(years)

November 2, 2011

0.180

25,000

1.92

6,250

April 24, 2012

0.150

1,650,000

2.40

412,500

November 7, 2012

0.220

25,000

2.94

6,250

March 10, 2013

0.210

75,000

3.28

18,750

April 23, 2014

0.100

37,500

4.40

-

October 30, 2014

0.185

275,000

4.92

68,750

November 5, 2014

0.185

50,000

4.92

12,500

2,137,500

525,000

During the six month period ended November 30, 2009, the Company granted a total of 325,500 stock options having a total fair value of $13,579.  The fair value of options granted was estimated on the date of grant using the Black-

Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate

2.16%

Expected dividend yield

Nil

Expected stock price volatility

121.76%

Expected life (in years)

4.96

During the six month period ended November 30, 2009, a total of 12,500 stock options with a fair value of $792 were exercised.

(16)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Warrants

The following is a summary of the Company’s warrant activities during the six month period ended November 30,

2009:

Weighted

Average

Number of

Exercise

Warrants

Price

$

Balance – May 31, 2009

2,715,000

0.25

Granted

9,748,826

0.12

Expired

(2,715,000)

0.25

Balance – November 30, 2009

9,748,826

0.10

The following share purchase warrants were outstanding at November 30, 2009:

Remaining

Exercise

Number

Contractual

Expiry Date

Price      of Warrants

Life (years)

$

June 8, 2010

0.10

1,060,000

0.52

November 25, 2010

0.22

1,646,734

0.99

August 18, 2011

0.10/0.15

7,042,092

1.71

9,748,826

During the six month period ended November 30, 2009, a total of 9,748,826 warrants were granted with a fair value of

$515,010.  The fair value of options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions:

Risk-free interest rate

1.25%

Expected dividend yield

Nil

Expected stock price volatility

195.36%

Expected life (in years)

1.36

(17)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

12.  RELATED PARTY TRANSACTIONS

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Related party transactions not disclosed elsewhere in these financial statements are as follows:

SMR Investments Ltd. (“SMR”) is a private company controlled by an officer of the Company. Under a management contract with SMR, the Company agreed to pay up to $2,500 per month for management services. The Company was charged  management  fees  by  SMR  of  $15,000  during  the  six  month  period  ended  November  30,  2009  (2008  -

$15,000).  As of November 30, 2009, $5,600 (May 31, 2009 - $77,883) was payable to SMR by the Company, and the amount was included in accounts payable and accrued liabilities.

During the six month period ended November 30, 2009, directors fees of $9,000 (2008 - $9,000) were paid to the

President of the Company.  Administration consulting fees of $10,200 (2008 - $13,200) were paid to a director of the

Company.  Secretarial and consulting fees of $9,000 (2008 - $5,700) were paid to a director of the Company.

During the six month period ended November 30, 2009, fees of $5,129 (2008 - $7,915) were paid to KLR Petroleum

Ltd. (which is controlled by an officer of the Company) for administration of the Company payroll and benefit plan.

Office rent of $8,345 (2008 - $6,851) was paid to Linux Gold, Inc. for the six month period ended November, 2009.

13.  SEGMENTED INFORMATION

The Company’s business consists of mineral properties and oil and gas property interests.  Details on a geographic basis are as follows:

United

Canada

States

Total

November 30, 2009

$

$

$

Total assets

209,365

3,508,067

3,717,432

Acquisition and exploration costs

1

3,507,933

3,507,934

Net loss

251,678

8,601

260,279

United

Canada

States

Total

May 31, 2009

$

$

$

Total assets

124,638

3,250,347

3,374,985

Acquisition and exploration costs

1

3,249,333

3,249,334

Net loss

447,653

6,920

454,573

(18)

TERYL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED NOVEMBER 30, 2009 AND 2008

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

14.  CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity.  The Company manages the capital structure  and  makes  adjustments  in  light  of  changes  in  economic  conditions  and  the  risk  characteristics  of  the

Company’s assets.

The  Company’s  objectives  of  capital  management  are  intended  to  safeguard  the  entity’s  ability  to  continue  the

Company’s development and exploration of its mineral properties and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its development and exploration objectives.

15.  SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2009 and up to and including January __, 2010:

a)    On December 4, 2009, a consultant was granted stock options to purchase 65,000 share of the Company at a price of $0.25 for a period of one year.

b)    Subsequent to November 30, 2009 a total of 4,880,666 warrants have been exercised at a price of $0.10 each for total proceeds to the Company of $488,067.

c)    Subsequent  to  November  30,  2009  the  Company  received  $30,940  in  proceeds  from  the  November  25,  2009 private placement.  At November 30, 2009 this amount was indicated on the balance sheet as a share subscription receivable.

(19)